Exhibit 99.1

Sapiens Offers Insurers an Effective Way to Meet ISO and NCCI Reporting Requirements

Sapiens partners with Long Group Consultants to augment reporting requirements for workers’ compensation and property & casualty insurers

June 16, 2021 – Sapiens Americas, a wholly owned subsidiary of Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today a new partnership with Long Group Consultants, Inc. that will empower insurers to meet ISO and NCCI statistical reporting requirements simply and seamlessly, while reducing costs, errors and risks. The partnership will offer workers’ compensation and P&C insurers with an out-of-the-box solution for statistical reporting required for data calls, submissions to bureaus or statement reconciliations.

Traditionally highly regulated, the reporting requirements in the insurance industry are often rigorous. The partnership between Sapiens and Long Group Consultants will enable Sapiens’ customers to more easily and accurately meet strict industry requirements, including data management and other state/bureau reporting needs in the workers’ compensation (NCCI, WCSTAT & WCPOLS, Indemnity and Medical) and P&C (ISO) sectors. Together, Sapiens’ industry leading solutions and Long Group Consultant’s reporting expertise, will provide insurers with full-service statistical reporting capabilities, significantly reducing risk and enabling better planning for updates.

“We are delighted to partner with Long Group and to provide our valued customers a smarter solution that greatly improves their reporting productivity and bottom line, while lowering their risk,” said Roni Al-Dor, Sapiens president and CEO. “Client data is in excellent hands with our combined solution, which relieves insurers of the stress of searching, training and managing statistical analysts. It also eliminates incorrect reporting which can lead to excessive fines. Statistical reporting is a critical function.  Having this out-of-the-box capability through our partnership will reduce the reporting burden on our carrier clients.”

“Keeping up with reporting requirements can result in a continual flood of time-consuming and specific domain expertise-required projects, not always obtainable from IT teams,” said Steven Long, President of Long Group. “Our partnership with Sapiens transfers the stress of reporting to us and relieves insurers of this major bottleneck insurers encounter.”

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About Long Group Consultants, Inc.

Long Group Consultants, Inc. is a US firm of skilled professionals providing compliance reporting expertise and strategic outsourcing to insurers. Combining leading-edge technology and dedicated professionals, Long Group offers a range of solutions from full outsourcing to a SaaS, self-reporting software suite for those looking to streamline or support internal operations. For more information: www.longgroupinc.com.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to over 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact Shay Assaraf Chief Marketing Officer, Sapiens +44 7548 369920 Shay.assaraf@sapiens.com	Investors Contact Daphna Golden Vice President, Head of Investor Relations, Sapiens ir@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the COVID-19 (coronavirus) pandemic, which may last longer than expected and materially adversely affect our results of operations; the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus outbreak, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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